CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

November 1, 2019

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on October 31, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer ETF – August and FT Cboe Vest U.S. Equity Deep Buffer ETF – August (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

As discussed with the Commission, the Trust agrees that the following comments, and any changes made to the Registration Statement in response to such comments, will also apply to the registration statement filed on Form N-1A for the Trust with the Commission on August 15, 2019, relating to the FT Cboe Vest U.S. Equity Buffer ETF – November and FT Cboe Vest U.S. Equity Deep Buffer ETF – November, each a series of the Trust.

Please note that all comments apply to both Funds and references herein to “the Fund” apply to each of the Funds.

Comment 1 – General

With respect to Comment and Response 3 from the Fund’s correspondence dated October 30, 2019, please:

1.	Include all notices regarding the new cap, including the anticipated range, on the Fund’s website;
2.	Consider whether the sticker referenced in step 1 should be mailed to shareholders, and whether the sticker referenced in step 2 needs to be mailed to shareholders; and
3.	Include a summary of the cap update process in the summary prospectus and direct investors to the statement of additional information for more information.

Response to Comment 1

With respect to item 2, the Fund believes that the contemplated mailing process is consistent with the process used by current similar products; however, management is still considering the best approach to provide relevant information to current and prospective investors in a timely fashion.

The website and prospectus will otherwise be revised in accordance with this comment.

Comment 2 – General

With respect to Comment and Response 6 from the Fund’s correspondence dated October 30, 2019, please disclose supplementally to the Commission whether the Fund believes that there is a minimum fund size required to participate effectively in the market for the Fund’s FLEX Options.

Response to Comment 2

While the Fund believes that it can operate effectively at the minimum size prescribed by the Investment Company Act of 1940, it believes that it will be able participate most effectively in the FLEX Option market at a size greater than or equal to one Creation Unit.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess